(formerly Eagle Bay Resources Corp.)

Financial Statements

For the years ended July 31, 2024 and 2023

(Expressed in Canadian Dollars)

Audit note

DeVISSER GRAY LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

401-905 West Pender St
Vancouver BC V6C 1L6
t 604.687.5447
f 604.687.6737

Independent Auditor's Report

To the Shareholders of Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.),

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.) (the "Company"), which comprise the statements of financial position as at July 31, 2024 and 2023 and the statements of operations and comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the financial statements, including a summary of material accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in accordance with IFRS Accounting Standards ("IFRS").

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the financial statements, which indicates that the Company has accumulated losses since inception, has no source of operating cash flows and has yet to achieve profitable operations. As stated in Note 1, the Company's ability to continue as a going concern is dependent upon its ability to obtain additional financing to fund the Company's exploration and development programs. These matters, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In addition to the matter described in Material Uncertainty Related to Going Concern section, we have determined that there is the following key audit matter to communicate in our auditor's report:

Key audit matter:	How our audit addressed the key audit matter:
Assessment of impairment indicators of Exploration and evaluation assets.	Our approach to addressing the matter included the following procedures, among others:
Refer to note 3 – Significant accounting judgments, estimates and assumptions, note 4 – Material accounting policies: Exploration and evaluation costs and mining rights, and note 6 – Exploration and evaluation assets Management assesses at each reporting period whether there is an indication that the carrying value of exploration and evaluation assets may not be recoverable. Management	Evaluated the reasonableness of management's assessment of impairment indicators, which included the following: • Assessed the Company's market capitalization in comparison to the Company's net assets, which may be an indication of impairment. • Assessed the completeness of the factors that

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.)
Statements of Financial Position
As at July 31, 2024 and 2023
As expressed in Canadian dollars

	2024	2023

Assets

Current
Cash	$1,675,222	$264,674
GST	15,775	10,194
Marketable securities (Note 5)	287,500	-
Prepaid expenses	6,236	-
	1,984,733	274,868

Exploration and evaluation assets (Note 6)	1,103,700	895,953
Reclamation bond	33,000	-

	$3,121,433	$1,170,821

Liabilities

Current
Accounts payable and accrued liabilities	$7,773	$35,701
Due to related parties (Note 9)	122,650	321,329
	130,423	357,030

Shareholders' Equity
Share capital (Note 7)	4,541,744	2,036,751
Share subscriptions received (Note 12)	60,000	-
Reserves (Note 8)	115,255	2,844
Deficit	(1,725,989)	(1,225,804)

	2,991,010	813,791

	$3,121,433	$1,170,821

Nature and continuation of operations (Note 1)

Subsequent events (Note 12)

These financial statements were authorized for issue by the Audit Committee and Board of Directors on November 22, 2024.

"Sean Charland"	"Jody Dahrouge"

Director	Director

The accompanying notes are an integral part of these financial statements.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.)
Statements of Operations and Comprehensive Loss
For the years ended July 31, 2024 and 2023

As expressed in Canadian dollars

	2024	2023

Expenses
Accounting and audit fees	$19,000	$28,000
Administrative fees (Note 9)	170,000	150,000
Advertising and website (Note 9)	203,722	62,020
Consulting fees	14,567	3,900
Filing and transfer agent fees	85,644	30,503
Legal fees	53,877	138,422
Office, telephone and miscellaneous	6,409	459
Property exploration costs	-	1,509
Share-based payments (Note 8)	112,411	-
Loss before other items	665,630	414,813

Gain on sale of exploration and evaluation assets (Note 6)	137,501	-
Impairment of mineral property (Note 6)	-	(150,000)
Interest income	2,944	-
Unrealized gain on marketable securities (Note 5)	25,000	-

Net and comprehensive loss for the year	$500,185	$564,813

Basic and diluted loss per share	$0.02	$0.07

Weighted average number of common shares* outstanding - basic and diluted	21,101,390	7,896,867

*All shares are shown on a post-split basis (Note 12).

The accompanying notes are an integral part of these financial statements.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.)
Statements of Changes in Equity

For the years ended July 31, 2024 and 2023

As expressed in Canadian dollars

	Number of Shares*	Share Capital	Share Subscriptions	Reserves	Deficit	Total
Balance, July 31, 2022	7,838,188	$1,981,326	$-	$2,844	$(660,991)	$1,323,179

Flow-through private placement (Note 7)	90,000	60,000	-	-	-	60,000
Share issuance costs	-	(4,575)	-	-	-	(4,575)
Net loss for the year	-	-	-	-	(564,813)	(564,813)
Balance, July 31, 2023	7,928,188	$2,036,751	$-	$2,844	$(1,225,804)	$813,791

Private placement (Note 7)	30,074,865	2,504,993	-	-	-	2,504,993
Share-based payments (Note 8)	-	-	-	112,411	-	112,411
Share subscriptions received (Note 12)	-	-	60,000	-	-	60,000
Net loss for the year	-	-	-	-	(500,185)	(500,185)
Balance, July 31, 2024	38,003,053	$4,541,744	$60,000	$115,255	$(1,725,989)	$2,991,010

*All shares are shown on a post-split basis (Note 12).

The accompanying notes are an integral part of these financial statements.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.)
Statements of Cash Flows
For the years ended July 31, 2024 and 2023
As expressed in Canadian dollars

	2024	2023

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
Net loss for the year:	$(500,185)	$(564,813)
Add items not affecting cash:
Gain on sale of mineral properties	(137,501)	-
Impairment of mineral property	-	150,000
Share-based payments	112,411	-
Unrealized gain on marketable securities	(25,000)	-
Changes in non-cash working capital items related to operations:
GST	(5,581)	(5,500)
Prepaid expenses	(6,236)	-
Accounts payable and accrued liabilities	(27,928)	13,515
Due to related parties	(223,485)	142,588

Net cash flows used in operating activities	(813,505)	(264,210)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
Issue of common shares, net of share issuance costs	2,504,993	55,425
Share subscriptions received	60,000	-

Net cash flows from financing activities	2,564,993	55,425

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
Exploration and evaluation expenditures	(307,940)	(55,478)
Mining tax credit	-	8,709
Reclamation bond	(33,000)	-
Sale of mineral property claims	-	26,649

Net cash used in investing activities	(340,940)	(20,120)

Increase (decrease) in cash	1,410,548	(228,905)

Cash, beginning of year	264,674	493,579

Cash, end of year	$1,675,222	$264,674

SUPPLEMENTARY DISCLOSURE

As at July 31, 2024, the Company had $91,498 (2023 - $66,692) in exploration and evaluation expenditures due to related parties.

The accompanying notes are an integral part of these financial statements.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.) Notes to the Financial Statements For the years ended July 31, 2024 and 2023 Expressed in Canadian dollars

1. NATURE AND CONTINUATION OF OPERATIONS

Apex Critical Metals Corp. ("Apex" or the "Company") (formerly Eagle Bay Resources Corp.) was incorporated on August 2, 2018, under the Company Act of British Columbia and is in the business of acquiring, exploring, developing and evaluating mineral resource properties. The Company is in the exploration stage and has interests in properties located in British Columbia ("BC"), Canada.  The head office, principal address and registered and records office of the Company are located at 1450 - 789 West Pender Street, Vancouver, BC, Canada, V6C 1H2. On March 15, 2023, the Company's shares were listed on the Canadian Securities Exchange ("CSE") under the trading symbol "EBR". On October 24, 2023, the Company consolidated its common shares on a ratio of ten pre-consolidation shares to one post-consolidation share, and subsequently on November 7, 2024, subdivided all its issued and outstanding common shares on the basis of one and one-half (1.5) new common shares for one (1) old common share (see Note 12).  As such, all share figures in these financial statements are shown as post-split shares. On May 1, 2024, the Company changed its name to Apex Critical Metals Corp. and began trading under the symbol "APXC" on the CSE. The Company's shares are also listed under the symbol "APXCF" on the OTCQB Venture Market ("OTCQB").

The Company has no source of operating cash flows, has not yet achieved profitable operations, has a working capital of $1,854,310 as at July 31, 2024 (2023: $82,162 deficiency), has accumulated losses since its inception, expects to incur further losses in the development of its business, and has no assurance that sufficient funding will be available to conduct further exploration of its mineral properties. These material uncertainties cast significant doubt about the Company's ability to continue as a going concern. In recognition of these circumstances, management is pursuing various financial alternatives to fund the Company's exploration and development programs. There is no assurance that these initiatives will be successful.

In the future, the Company may raise additional financing through the issuance of share capital or shareholder loans; however, there can be no assurance that it will be successful in its efforts to do so and that the terms will be favourable to the Company. These financial statements do not include any adjustments to the carrying values of assets and liabilities, the reported expenses and statement of financial position classifications that might be necessary should the Company be unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Management is actively seeking to raise the necessary capital to meet its funding requirements and has undertaken available cost-cutting measures. There can be no assurance that management's plan will be successful. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used. Such adjustments could be material.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral interests.

2. BASIS OF PRESENTATION

Statement of Compliance

These financial statements have been prepared in accordance with IFRS Accounting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.) Notes to the Financial Statements For the years ended July 31, 2024 and 2023 Expressed in Canadian dollars

2. BASIS OF PRESENTATION - continued

Basis of Measurement

These financial statements have been prepared on a historical costs basis except for financial instruments classified as financial instruments at fair value through profit or loss, which are stated at their fair value. In addition, this financial statement has been prepared using the accrual basis of accounting.

The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  However, actual outcomes can differ from these estimates.

3. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Estimates and assumptions

In particular, information about significant areas of estimation uncertainty considered by management in preparing the financial statements includes:

  The recoverability of the carrying value of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest;
  The inputs used in assessing the recoverability of deferred income tax assets to the extent that the deductible temporary differences will reverse in the foreseeable future and that the Company will have future taxable income; and
  Management's assumption that there are currently no decommissioning liabilities is based on the facts and circumstances that have existed during the periods.

Judgments

The critical judgments that the Company's management has made in the process of applying the Company's accounting policies from those involving estimations that have the most significant effect on the amounts recognized in the Company's financial statements are as follows:

  Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs: Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic information, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.
  Provisions for reclamation: Management assesses its provision for reclamation on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, and the impact of changes in discount rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.
  Going concern: The assessment of the Company's ability to continue as a going concern involves judgment regarding future funding available for its exploration projects and working capital requirements.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.) Notes to the Financial Statements For the years ended July 31, 2024 and 2023 Expressed in Canadian dollars

4. MATERIAL ACCOUNTING POLICY INFORMATION

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

Foreign currency translation

The Company's presentation currency and functional currency is the Canadian dollar as this is the principal currency of the economic environment in which it operates.

Transactions in foreign currencies are initially recorded in the Company's functional currency at the exchange rate at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the end of each reporting period.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions and are not subsequently restated.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when fair value is determined.

All gains and losses on translation of these foreign currency transactions are included in profit or loss.

Cash

Cash consists of amounts held in banks and cashable highly liquid investments with limited interest and credit risk.

Exploration and evaluation costs

Exploration and evaluation activities involve the search for minerals, the determination of technical feasibility, and the assessment of commercial viability of an identified resource.

Exploration and evaluation costs incurred prior to obtaining licenses are expensed in the period in which they are incurred.  Once the legal right to explore has been acquired, exploration and evaluation costs incurred are capitalized.  All capitalized exploration and evaluation costs are recorded at acquisition cost and are monitored for indications of impairment.  Where there are indications of a potential impairment, an assessment is performed for recoverability.  Capitalized costs are charged to the statement of operations and comprehensive loss to the extent that they are not expected to be recovered.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets are tested for impairment and transferred to "Mines under construction".  There is no amortization during the exploration and evaluation phase.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.) Notes to the Financial Statements For the years ended July 31, 2024 and 2023 Expressed in Canadian dollars

4. MATERIAL ACCOUNTING POLICY INFORMATION - continued

Mining rights

Mining rights acquired separately are measured on initial recognition at cost in accordance with IAS 38 - Intangible Assets. The cost of mining rights acquired is their fair value as at the date of acquisition.  Mining rights include licenses, permits or other legal rights which permit the Company to carry out exploration activities within the subject area of these rights.  The Company records mining rights separate from exploration and evaluation assets when there are no initial plans or intentions to carryout exploration activities upon acquisition.

Following initial recognition, mining rights are carried at cost less any accumulated amortization and accumulated impairment losses.

The useful lives of mining rights are assessed as either finite or indefinite. Mining rights with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the mining rights may be impaired. Mining rights with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Mining tax credits

Mining tax credits and mining duties are recorded in the accounts when they are received.  These refundable mining tax credits are earned in respect to exploration costs incurred in BC, Canada and are recorded as a reduction of the related deferred exploration expenditures.

Financial instruments

We have assessed the classification and measurement of our financial assets and financial liabilities under IFRS 9 as follows:

Financial Assets
Cash	Amortized cost
Marketable securities	Fair value through profit or loss
Reclamation bond	Amortized cost

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost
Due to related parties	Amortized cost

The classification of financial assets is based on how the entity manages its financial instruments and contractual cash flow characteristics of the financial asset. Transactions costs with respect to financial instruments classified as fair value through profit or loss are recognized in the statements of operations and comprehensive loss.

The Company's financial assets that are classified as and subsequently measured at fair value through profit or loss are marketable securities.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.) Notes to the Financial Statements For the years ended July 31, 2024 and 2023 Expressed in Canadian dollars

4. MATERIAL ACCOUNTING POLICY INFORMATION - continued

Share-based payment transactions

The Company grants stock options to buy common shares of the Company to directors, officers and employees. The board of directors grants such options for periods of up to five years, which vest immediately and are priced at the previous day's closing price.

The fair value of the options is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period of the options. The fair value is recognized as an expense with a corresponding increase in equity.  The amount recognized as expense is adjusted to reflect the number of share options expected to vest.

Where the terms of a stock option is modified, the minimum expense recognized is the expense as if the terms had not been modified.  An additional expense is recognized for any modification which increases the total fair value of the share-based compensation arrangement, or is otherwise beneficial to the employee as measured at the date of modification over the remaining vesting period.

Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.

Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive income or loss.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries and associates to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.) Notes to the Financial Statements For the years ended July 31, 2024 and 2023 Expressed in Canadian dollars

4. MATERIAL ACCOUNTING POLICY INFORMATION - continued

Share capital

The Company records proceeds from share issuances net of issue costs and any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the common shares are issued.

Earnings (loss) per share

The Company presents basic and diluted earnings/loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  The Company uses the treasury stock method for calculating diluted earnings (loss) per share.  Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period.  However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities.  A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Impairment of non-current assets

Non-current assets are evaluated at least annually by management for indicators that carrying value is impaired and may not be recoverable.  When indicators of impairment are present the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU's fair value less costs to sell and its value in use.  An impairment loss is recognized in income to the extent that the carrying amount exceeds the recoverable amount.

In calculating the recoverable amount, the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement.  The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs.  Additionally, the reviews take into account factors such as political, social and legal and environmental regulations.  These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount.  The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects.  Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.) Notes to the Financial Statements For the years ended July 31, 2024 and 2023 Expressed in Canadian dollars

4. MATERIAL ACCOUNTING POLICY INFORMATION - continued

Decommissioning liabilities

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises.  A pre-tax discount rate that reflects the time value of money and the risks specific to the liability are used to calculate the net present value of the expected future cash flows.  These costs are charged to the statement of loss over the economic life of the related asset, through depreciation expense using either the unit-of-production or the straight-line method as appropriate.  The related liability is progressively increased each period as the effect of discounting unwinds, creating an expense recognized in the statement of loss.  The liability is assessed at each reporting date for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

5. MARKETABLE SECURITIES

During the year ended July 31, 2024, the Company received 2,500,000 shares of Discovery Lithium Inc. ("Discovery") in connection with the option of the West James Bay Properties. As at July 31, 2024, the Company holds 2,500,000 shares (2023 - nil) with a fair market value of $287,500, or $0.115 per share. During the year ended July 31, 2024, the Company recorded an unrealized gain on the shares of $25,000 (2023 - $nil). See Note 6.

6. EXPLORATION AND EVALUATION ASSETS

The Company has reorganized and consolidated its mineral properties for more effective exploration and management. The properties form two distinct claim groups on trend and are within the Rocky Mountain Rare Metal Belt. The two claim groups are the Carbo and Cap properties (the northwest Carbo property now encompasses formerly referenced Gambier Gold Property, Wicheeda Property and Prince Property).

CAP Property Claims

On February 11, 2019, the Company entered into an agreement with Arctic Star Exploration Corp. ("Arctic"), whereby the Company acquired a 100% interest in and to 21 claims, known as the CAP Claims, located approximately 85 km northeast of Prince George, British Columbia. To acquire the property, the Company issued 2,550,000 shares at a deemed value of $640,356. The CAP Property is subject to a 2% net smelter return ("NSR") royalty in favour of the original vendors.  During the seven months ended July 31, 2022, the Company staked 3 claims contiguous to the CAP Claims. As of July 31, 2024, the Cap property consists of 6 claims totalling 2,824 hectares. (July 31, 2023 - 6 claims).

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.) Notes to the Financial Statements For the years ended July 31, 2024 and 2023 Expressed in Canadian dollars

6. EXPLORATION AND EVALUATION ASSETS - continued

CARBO Property Claims (formerly referenced as Gambier Gold Property, Wicheeda Property and Prince Property)

The Company has reorganized consolidated the following mineral properties for more effective exploration and management under the Carbo property, which consists of 17 claims of 2,048 hectares as of July 31, 2024 and 2023, respectively.

Gambier Gold Property

On September 21, 2021, the Company entered into an agreement with Gambier Gold Corp. ("Gambier"), whereby the Company acquired a 100% interest in and to 6 claims, known as the Gambier Gold Property, located north of the Company's existing CAP Claims and adjacent to the Prince Property by paying $150,000 (paid). On July 15, 2023, 5 of the claims originally acquired under the Gambier Gold Property acquisition were forfeited and all deferred costs were written off.

Wicheeda Property

On July 29, 2022, the Company entered into an agreement with Zimtu Capital Corp. ("Zimtu"), a related party (see Note 9), whereby the Company earned a 100% interest in and to 4 claims (subsequently converted into 8 claims), known as the Wicheeda Property, located immediately north of the Company's existing CAP Claims and adjacent to the Prince Property. In consideration, the Company issued 120,000 common shares with a fair value of $60,000. During the seven months ended July 31, 2022, the Company staked an additional claim contiguous to the Wicheeda Property.

Prince Property

On October 13, 2021, the Company entered into an agreement with two vendors, whereby the Company acquired a 100% interest in and to 13 claims, known as the Prince Property, located immediately north of the Company's existing CAP Claims and adjacent to the Wicheeda Property.  In consideration, the Company paid $20,000 in cash and issued 75,000 shares with a fair value of $37,500. On December 2, 2022, the Company entered into a property purchase agreement with Marvel Discovery Corp. ("Marvel"), whereby the Company sold 4 claims to Marvel for cash consideration of $26,649 (received). At July 31, 2024, the Prince Property consists of 7 claims.

West James Bay Properties

On May 24, 2024, the Company announced it had entered into an agreement with a vendor, a director of the Company, to acquire a 50% interest in a group of mineral claims located in the James Bay region of Quebec, Canada, for a cash payment of $125,000 (paid).

On June 6, 2024, the Company entered into an earn-in option agreement (the "Option") with Discovery and DG Resource Management LTD. ("DG Resource") on the West James Bay property portfolio (the "Portfolio"). The Portfolio includes the Mantle, Cirrus East, Cirrus West, Neptune, Alto, Opus and Bruce Lake projects located within the James Bay Region. Upon, and subject to the terms of this Option, Apex and DG Resource grant Discovery the sole and exclusive right and option to acquire, as to 40% from DG Resource and as to 40% from the Company, an undivided 80% earned interest in the Portfolio, free and clear of any encumbrance, subject only to a 2% gross overriding royalty payable as to 1% to each of DG Resource and the Company. To maintain the Option in good standing, Discovery will make a share issuance within 5 days of signing the agreement of 2,500,000 shares to each vendor (issued with a fair value of $0.105), and a incur a minimum of $1,000,000 across the Portfolio on or before the date that is six (6) months from the effective date. During the year ended July 31, 2024, a gain of $137,501 was recorded on the sale of the 40% interest. See Note 5.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.) Notes to the Financial Statements For the years ended July 31, 2024 and 2023 Expressed in Canadian dollars

6. EXPLORATION AND EVALUATION ASSETS - continued

	CAP Claims	Gambier Gold Property	Prince Property	Wicheeda Property	West James Bay Properties	Total property costs
Balance, July 31, 2022	$678,719	$150,000	$79,735	$60,000	$-	$968,454
Staking costs	1,250	-	19,782	5,677	-	26,709
Assays	3,146	-	-	-	-	3,146
Field supplies and rentals	4,127	-	-	-	-	4,127
Geological costs	53,767	-	-	-	-	53,767
Reports and other	13,920	-	-	433	-	14,353
Travel and transportation	10,755	-	-	-	-	10,755
Proceeds from sale of claims	-	-	(26,649)	-	-	(26,649)
Impairment	-	(150,000)	-	-	-	(150,000)
Mining tax credit	(8,709)	-	-	-	-	(8,709)
Balance, July 31, 2023	$756,975	$-	$72,868	$66,110	$-	$895,953
Acquisition costs	-	-	-	-	125,000	125,000
Geological expense	147,535	-	-	-	-	147,535
Travel and transportation	60,211	-	-	-	-	60,211
Proceeds received	-	-	-	-	(124,999)	(124,999)
Balance, July 31, 2024	$964,721	$-	$72,868	$66,110	$1	$1,103,700

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.) Notes to the Financial Statements For the years ended July 31, 2024 and 2023 Expressed in Canadian dollars

7. SHARE CAPITAL

a) Authorized:  Unlimited common shares with no par value. On October 24, 2023, the Company consolidated its common shares on a ratio of ten pre-consolidation shares to one post-consolidation share, and subsequently announced a forward split of all its issued and outstanding common shares on the basis of one and one-half (1.5) new common shares for one (1) old common shares (see Note 12).  All share figures in these financial statements are shown as post-split shares.

b) Issued and outstanding: The total issued and outstanding shares of the Company total 38,003,053 as of July 31, 2024 (2023 - 7,928,188).

As of July 31, 2024, the Company has 2,659,500 (2023 - 3,989,250) of the issued common shares held in escrow. The shares will be released every six months, over a three-year period.

During the year ended July 31, 2024:

i. On December 13, 2023, the Company completed a non-brokered private placement consisting of 14,999,865 units (each, a "Unit") at a price of $0.05 per Unit raising gross proceeds of $749,993 (the "Offering"). Each Unit consists of one common share of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant"), with each Warrant entitling the holder to purchase one Share at a price of $0.067 per Share for a period of two (2) years from closing of the Offering.

ii. On April 12, 2024, the Company completed a non-brokered private placement consisting of 11,325,000 units (each, a "Unit") at a price of $0.067 per Unit raising gross proceeds of $755,000 (the "Offering"). Each Unit consists of one common share of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant"), with each Warrant entitling the holder to purchase one Share at a price of $0.10 per Share for a period of two (2) years from closing of the Offering.

iii. On July 5, 2024, the Company completed the first tranche of a non-brokered private placement consisting of 3,750,000 units (each, a "Unit") at a price of $0.267 per Unit to raise gross proceeds of $1,000,000. Each Unit consists of one common share in the capital of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant").  Each Warrant shall entitle the holder to purchase one Share at a price of $0.40 per Share for a period of one (1) year from closing of the Offering (the "Closing").  All securities issued pursuant to the Offering will be subject to a statutory hold period of four (4) months and a day from the Closing. In addition, the Company entered into an agreement with the subscribers whereby the Shares issued, and any Warrant Shares that may be issuable upon the exercise of the Warrants, will be subject to a voluntary hold period of six (6) months from the date of issuance of the Units.

During the year ended July 31, 2023:

i. On December 5, 2022, the Company issued 90,000 units at a price of $0.667 for gross proceeds of $60,000.  Each unit is comprised of one flow-through common share and one share purchase warrant priced at $1.00 for the first 6 months and $1.333 for the last 6 months, expiring one year from date of issuance.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.) Notes to the Financial Statements For the years ended July 31, 2024 and 2023 Expressed in Canadian dollars

7. SHARE CAPITAL - continued

c) Share purchase warrants / finders' warrants

The following is a summary of warrant transactions for the years ended July 31, 2024 and 2023:

	2024		2023

		Weighted Average		Weighted average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price

Balance, beginning of year	90,000	$1.333	1,317,393	$0.90
Expired	(90,000)	1.333	(1,317,393)	1.00
Granted	30,074,865	0.12	90,000	1.00

Balance, end of year	30,074,865	$0.12	90,000	$1.333

The following warrants were outstanding and exercisable as of July 31, 2024:

		Number of Warrants	Weighted Average
	Exercise	Outstanding and	Remaining Contractual
Expiry Date	Price	Exercisable	Life (Years)

December 13, 2025	$0.067	14,999,865	1.37
April 12, 2026	$0.10	11,325,000	1.70
July 5, 2025	$0.40	3,750,000	0.93
Total		30,074,865	1.44

8. SHARE-BASED PAYMENTS

The Company has a 20% rolling stock option plan for officers, directors, employees and consultants.  Options are granted with an exercise price determined by the Board of Directors, which may not be less than 25% of the Company's stock price on the date of the grant. Options granted to directors, employees and consultants other than consultants engaged in investor relations activities will vest immediately. However, for options granted to employees and consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one-quarter of the options vesting in any three-month period. As of July 31, 2024, the Company has 2,250,000 stock options outstanding (2023 - nil).

The following is a summary of option transactions under the Company's stock option plan for the years ended July 31, 2024 and 2023:

	2024		2023

		Weighted Average		Weighted average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Balance, beginning of year	-	$-	-	-
Granted	2,250,000	0.138	-	-

Balance, end of year	2,250,000	$0.138	-	-

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.) Notes to the Financial Statements For the years ended July 31, 2024 and 2023 Expressed in Canadian dollars

8. SHARE-BASED PAYMENTS - continued

The following stock options were outstanding and exercisable as at July 31, 2024:

		Number of	Number of	Weighted Average
	Exercise	Options	Options	Remaining Contractual
Expiry Date	Price	Exercisable	Outstanding	Life (Years)

April 26, 2029	$0.133	643,500	1,950,000	4.74
May 8, 2029	$0.167	-	300,000	4.77
Total	$0.138	643,500	2,250,000	4.74

On April 26, 2024, the Company announced the issuance of 1,950,000 stock options to the directors and officers of the Company, priced at $0.133 and exercisable for a period of 5 years. The options will vest as to 33% on the date that is three months from the Grant, 33% on the date that is twelve months from the grant and the final 34% on the date that is twenty-four months from the date of the Grant.

On May 15, 2024, the Company announced the appointment of Mr. Joness Lang to the board of directors. The Company granted Mr. Lang 300,000 stock options priced at $0.167 and exercisable for a period of 5 years. The options will vest as to 33% on the date that is three months from the Grant, 33% on the date that is twelve months from the grant and the final 34% on the date that is twenty-four months from the date of the Grant.

During the year ended July 31, 2024, $112,411 (2023 - $nil) was charged to share-based payments. The following assumptions were used for the Black-Scholes pricing model calculations:

	May 8, 2024	April 26, 2024
Risk-free interest rate	3.86%	3.86%
Expected stock price volatility	230.48%	230.72%
Expected option life in years	5 years	5 years
Dividend rate	Nil	Nil

9. RELATED PARTY TRANSACTIONS

Zimtu is a company with a common director and management and holds 16.27% of the Company's issued and outstanding shares. On December 1, 2022, the Company entered into a twelve-month Management Services Agreement ("MSA") with Zimtu. Under the terms of the MSA, Zimtu has provided the Company with administrative and managerial services, including corporate maintenance, continuous disclosure services, rent, and administrative services, at a rate of $12,500 per month for a period of 12 months. On December 1, 2023, the MSA agreement was extended another 12 months at a rate of $15,000 per month.

On May 1, 2023, the Company signed a twelve-month consulting agreement with Zimtu, whereas Zimtu has provided advertising and promotion services under the ZimtuADVANTAGE program. Under the term of the agreement, the Company is required to pay at a rate of $12,500 per month for a period of 12 months. On May 1, 2024, the agreement was renewed for an additional twelve months.

Dahrouge Geological Consulting Ltd. ("Dahrouge") is a company with common directors and management.  Dahrouge provides key mineral property management services to the Company.

Mr. Michael Schuss is a former director of the Company and provided geological consulting services to the Company.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.) Notes to the Financial Statements For the years ended July 31, 2024 and 2023 Expressed in Canadian dollars

9. RELATED PARTY TRANSACTIONS - continued

During the years ended July 31, 2024 and 2023, the Company incurred the following transactions with officers or directors of the Company or companies with common directors:

Year ended	2024	2023

Key management compensation*	$	$
Dahrouge - Exploration & evaluation asset expenditures	147,536	65,705
Michael Schuss - Geological and consulting fees	3,750	18,000
Zimtu - Administrative fees	170,000	150,000
Zimtu - Advertising and promotion	150,000	50,000
Share-based payments	104,817	-
Total	576,103	283,705

* Key management includes those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including the Company's executive officers and certain members of its Board of Directors.

Year ended	2024	2023

Due to related parties	$	$
Dahrouge	91,498	61,692
Michael Schuss	-	5,000
Zimtu	31,152	254,637
Total	122,650	321,329

The terms and conditions of these transactions with key management and their related parties were no more favourable than those available, or which might reasonably be expected to be available, or similar transactions to non-key management related entities on an arm's length basis.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The amounts due to related parties are unsecured, non-interest bearing, and have no specific terms of repayment.

10. FINANCIAL INSTRUMENTS

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments. This note presents information about the Company's exposure to each of the above risks and the Company's objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout these financial statements.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.) Notes to the Financial Statements For the years ended July 31, 2024 and 2023 Expressed in Canadian dollars

10. FINANCIAL INSTRUMENTS - continued

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Board has implemented and monitors compliance with risk management policies as set out herein:

a) Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company's cash is subject to credit risk for a maximum of the amounts shown on the statements of financial position.

On July 31, 2024, the Company held cash of $1,675,222 (2023: $264,674) with Canadian chartered banks.

b) Liquidity Risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation.

As of July 31, 2024, the Company has total current liabilities of $130,423 (2023: $357,030). Management intends to meet these obligations by raising funds through future financings.

c)    Market Risk

Market risk consists of currency risk, commodity price risk and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

i) Currency Risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although the Company is in the exploration stage and has not yet developed commercial mineral interests, the underlying commodity price for minerals is impacted by changes in the exchange rate between the Canadian and United States dollar. As all of the Company's transactions are denominated in Canadian dollars, the Company is not significantly exposed to foreign currency exchange risk at this time.

ii) Commodity Price Risk

Commodity price risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for minerals are impacted by world economic events that dictate the levels of supply and demand as well as the relationship between the Canadian and United States dollar, as outlined above.  As the Company has not yet developed commercial mineral interests, it is not exposed to commodity price risk at this time.

iii) Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.) Notes to the Financial Statements For the years ended July 31, 2024 and 2023 Expressed in Canadian dollars

10. FINANCIAL INSTRUMENTS - continued

d)    Fair Value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.  The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 - Inputs that are not based on observable market data.

e)    Capital Management

Capital is comprised of the Company's shareholders' equity and any debt it may issue. As at July 31, 2024, the Company's shareholders' equity was $2,991,010 (2023: $813,791).  The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain a flexible capital structure which will allow it to pursue the exploration of its mineral properties.  Therefore, the Company monitors the level of risk incurred in its mineral property expenditures relative to its capital structure which is comprised of working capital and shareholders' equity.

The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to facilitate the management of capital and the exploration of its mineral properties, the Company prepares annual expenditure budgets which are updated as necessary and are reviewed and periodically approved by the Company's Board of Directors.  To maintain or adjust the capital structure, the Company may issue new equity if available on favourable terms, option its mineral properties for cash and/or expenditure commitments from optionees, enter into joint venture arrangements, or dispose of mineral properties. The Company is not subject to any externally imposed capital requirements and there were no changes in the Company's approach to capital management during the year.

11. CORPORATE INCOME TAXES

The Company is subject to income taxes in Canada.  The reconciliation of the income tax provision computed at the statutory rate is as follows:

(Rounded to nearest thousand)	2024	2023
	$	$
Net loss before tax	(500,000)	(565,000)
Statutory tax rate	27.00%	27.00%
Expected income tax recovery	(135,000)	(153,000)
Net adjustments for deductible and non-deductible amounts	(44,000)	13,000
Change in valuation allowance	179,000	141,000
True-up for prior year balance	-	(1,000)
Deferred income tax recovery per financial statements	-	-

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.) Notes to the Financial Statements For the years ended July 31, 2024 and 2023 Expressed in Canadian dollars

11. CORPORATE INCOME TAXES - continued

There are no deferred tax assets/(liabilities) presented in the statement of financial position.

Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets/ (liabilities) have been recognized are attributable to the following:

(Rounded to nearest thousand)	2024	2023
	$	$
Non-capital loss carry forward	1,745,000	1,079,000
Exploration and evaluation assets	92,000	92,000
Share issue costs	10,000	15,000
	1,847,000	1,186,000

The Company has non-capital losses available for Canadian income tax purposes which may be carried forward to reduce taxable income in future years.  If not utilized, the non-capital losses of approximately $1,745,000 expire as follows:

Expiry	$
2039	133,000
2040	29,000
2041	373,000
2042	125,000
2043	418,000
2044	667,000
Total	1,745,000

The Company has unclaimed resource deductions of approximately $1,195,000 (2023 - $987,000), which do not expire and may be deducted against future taxable income on a discretionary basis.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.) Notes to the Financial Statements For the years ended July 31, 2024 and 2023 Expressed in Canadian dollars

12. SUBSEQUENT EVENTS

On August 16, 2024, the Company completed the second and final tranche of a non-brokered private placement consisting of 3,750,000 units (each, a "Unit") at a price of $0.267 per Unit to raise gross proceeds of $1,000,000. Each Unit consists of one common share in the capital of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant").  Each Warrant shall entitle the holder to purchase one Share at a price of $0.40 per Share for a period of one (1) year from closing of the Offering (the "Closing").  All securities issued pursuant to the Offering will be subject to a statutory hold period of four (4) months and a day from the Closing.

On September 24, 2024, the Company completed a non-brokered private placement issuing 906,346 flow-through units (each, a "FT Unit") at a price of $0.43 per FT Unit for aggregate gross proceeds of $392,749.50. Each FT Unit is comprised of one common share in the capital of the Company issued as a "flow-through share" within the meaning of the Income Tax Act (Canada) and one common share purchase warrant (each, a "Warrant") issued on a non-flow-through basis. Each Warrant entitles the holder to receive one non-flow-through common share in the capital of the Company (each, a "Warrant Share") at a price of $0.67 per Warrant Share at any time before the date that is two (2) years following the date of issuance. The gross proceeds from the sale of the FT Units will be used by the Company to incur eligible "Canadian exploration expenses" that will qualify as "flow-through mining expenditures" as such terms are defined in the Income Tax Act (Canada) (the "Qualifying Expenditures") related to the Company's Cap Property located in British Columbia, Canada on or before December 31, 2024. All Qualifying Expenditures will be renounced in favour of the subscribers effective December 31, 2024. All securities issued pursuant to the Offering are subject to a statutory hold period of four (4) months and a day from the date of issuance.

On July 8, 2024, the Company announced it entered into an investor relations agreement with Rumble Strip Media Inc. ("Rumble") to enhance its investor awareness. The Company paid an upfront payment on August 1, 2024 of $300,000 for a 3-month contract ending October 31, 2024.

On November 7, 2024, the Company completed a forward split of all of its issued and outstanding common shares on the basis of one and one-half (1.5) new common shares for one (1) old common share (1.5:1) (the "Forward Split").  All shareholders of record on November 7, 2024 will be entitled to receive one half of one (.5) additional Common Share pursuant to the Forward Split (the "Record Date").  The Company completed the Forward Split to increase the liquidity and marketability of the common shares. The Company currently has 28,439,594 Common Shares issued and outstanding.  Upon completion of the Forward Split, the Company will have approximately 42,659,391 Common Shares outstanding. The Common Shares will begin trading on a post-Forward Split basis under the existing stock trading symbol "APXC" effective at the opening of markets on November 6, 2024. Outstanding stock options and share purchase warrants will also be adjusted by the Forward Split ratio and the respective exercise prices of outstanding stock options and share purchase warrants will be adjusted accordingly.